John Banes 020 7418 1317 John.Banes@DPW.COM	99 Gresham Street London EC2V 7NG 020 7418 1300 FAX 020 7418 1400	New York Menlo Park Washington, D.C. Paris Frankfurt Madrid Tokyo Beijing Hong Kong

January 14, 2009

Re:	Lloyds TSB Group plc Form 20-F filed 5 June 2008 File number: 001-15246

Mr. Edwin Adames
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0408
United States of America

Dear Mr. Adames:

I am writing further to our conversation today regarding the comment letter from the Division of Corporation Finance dated December 5, 2008 to Lloyds TSB Group plc (the “Company”).

As we discussed, the Company had originally believed that the extension previously requested of 30 days beyond the original 10-business day reply period would be sufficient time to allow it to consider properly its response to the staff’s comments.  However, as I communicated to you today, the Company now believes a further week extension is needed.  Accordingly, the Company anticipates that it will now be in a position to submit its response by January 23, 2009.  I understand from our conversation that the staff would be agreeable to this request and would be grateful if you could advise me should this not be the case.

We are grateful for your assistance in this matter.  Please do not hesitate to contact me should you have any questions.

Yours sincerely,

/s/ John W. Banes
John W. Banes

cc:	Mr. John P. Nolan Senior Assistant Chief Accountant - Division of Corporation Finance